Albany Atlanta Brussels Denver Los Angeles	www.mckennalong.com	New York Philadelphia San Diego San Francisco Washington, DC

THOMAS WARDELL (404) 527-4990	EMAIL ADDRESS twardell@mckennalong.com

February 19, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:	Ta Tanisha Meadows, Staff Accountant

Re:	China Recycling Energy Corporation
Item 4.01 Form 8-K
Filed August 18, 2009
File No. 0-12536

Ladies and Gentlemen:

We are counsel to the above-referenced company, China Recycling Energy Corporation (“CREG” or the “Company”) and are filing this response to your comment letter of January 13, 2010 with respect to the above-referenced filing on Form 8-K on CREG’s behalf.

Item 4.01 8-K Filed August 18, 2009

Comment 1.
It appears that your disclosures are inconsistent or incomplete when compared to the information provided in your response letter and the disclosures in Item 4.01 of Form 8-K filed May 11, 2009 and Item 8.01 of Form 8-K filed August 11, 2009 (hereinafter referred to, together with Item 4.01 Form 8-K filed August 18, 2009, as the “Form 8-K current reports”)  As such, we believe that you should clarify your disclosures to describe all of the events related to the change in and disagreements with accountants on accounting and financial disclosure and to comply with the disclosure requirements of Item 304 of Regulation S-K.  Specifically, please:

February 19, 2010

•
Disclose that you engaged Deloitte and dismissed GPKM on May 5, 2009 and that decision to change accountants was approved by the board of directors or your audit or similar committee of the board of directors.

•
Disclose that the current report filed on August 11, 2009 announcing the delayed engagement of Deloitte until after the filing of your quarterly report on Form 10-Q for the quarter ended June 30, 2009 was filed under Item 8.01 of Form 8-K.

•
Disclose the impact of your decision to delay the engagement of Deloitte on the dismissal of GPKM.  For example, if the decision to delay the engagement of Deloitte also delayed the dismissal of GPKM until GPKM completed its review of your interim financial statements included in the Form 10-Q for the quarter ended June 30, 2009, please disclose that fact.

•
Revise your disclosure regarding the August 12, 2009 letter received from Deloitte to clarify that (i) Deloitte concluded that the firm had been dismissed because your decision to use the services of GPKM through the filing of the June 30, 2009 Form 10-Q was inconsistent with the terms of the Deloitte engagement letter of May 5, 2009 and (ii) you decided to accept Deloitte’s interpretation that it had been dismissed.  Also revise to clarify whether your decision to accept Deloitte’s interpretation that it had been dismissed was approved by the board of directors or your audit or similar committee of the board of directors.

•
Revise your disclosure regarding the approval of the engagement of GPKM by the board of directors on August 13, 2009.  It appears that this disclosure is inconsistent with your statement in your response to comment one in our letter dated August 20, 2009 that you decided to reaffirm your relationship with GPKM on August 12, 2009.  Also, clarify whether or not you dismissed and engaged GPKM and the dates thereof or whether you continued the engagement of GPKM after you received the August 12, 2009 letter from Deloitte and the date thereof.  In addition, clarify whether your decision to dismiss and engage GPKM or continue the engagement of GPKM was approved by the board of directors or your audit or similar committee of the board of directors.

February 19, 2010

•
Revise your disclosure in the third paragraph to clarify whether or not there were any disagreements, as defined in paragraph 4 of the instructions to Item 304 of Regulation S-K, regarding the accounting issues identified by Deloitte and under discussion when the firm concluded that it had been dismissed.  If there were any disagreements regarding the accounting issues expand your description of each of the accounting issues and the disagreements, including the differences of opinion and disclose that the issues were not resolved to Deloitte’s satisfaction as of the date Deloitte concluded that the firm had been dismissed.  Otherwise, clearly state that there were no disagreements regarding the accounting issues identified by Deloitte because the issue were under discussion when the firm concluded it had been dismissed.

•
Disclose that the accounting issues identified by Deloitte were the subject of on-going discussions between you, Deloitte and GPKM.  In addition, briefly describe the views of GPKM regarding each of the accounting issues and request GPKM to review the disclosure required by Item 304(a) and provide GPKM the opportunity to furnish a letter in accordance with paragraph (D) of Item 304(a)(2) of Regulation S-K, or tell us why you believe the disclosures in Item 304(a)(2) of Regulation S-K are not required.  Please file any letter received from GPKM as an exhibit to your amended filing.

•	File an updated letter from Deloitte stating whether the firm agrees with the statements made in your amended filing and, if not, stating the respects in which the firm does not agree.

Response:

 The responses to Comment #1 are reflected in the attached draft report on Form 8-K/A addressing the changes in disclosure requested in the first seven items identified in Comment 1, except as to:  (1) the request in the 6th item that the Company clarify whether there were any disagreements, as defined in paragraph 4 of the instructions to Item 304 of Regulation S-K; (2) the final clause of the second sentence of the seventh item concerning disclosures described in Item 304(a)(2) of the Regulation S-K; and (3) the 8th item in Comment #1 (an updated letter from Deloitte).

(1)           The Company has concluded, based upon its conversations with representatives of Deloitte, its review of the discussions with Deloitte during the period from May 5, 2009 to August 12, 2009, and its review of the correspondence from Deloitte of August 12, 2009 that there were no disagreements, as defined in paragraph 4 of the instructions to Item 304 of Regulation S-K regarding the accounting issues identified by Deloitte and under discussion when Deloitte concluded that it had been dismissed.  However, Deloitte has requested the Company to remove the Company’s disclosure to that effect from the draft 8-K/A and indicated that its agreement with the 8-K/A would not extend to including that disclosure nor that disclosure that there were disagreements would reflect the situation.  The Company is satisfied that the draft 8-K/A accurately discloses the status of the discussions at August 12, 2009 and understands that Deloitte agrees with the disclosure in the draft 8-K/A.  In addition, in the draft 8-K/A the Company believes it has fully disclosed the information that would be relevant and required had there been any disagreements as that term is defined in Instruction 4 to Item 304.  Therefore the Company requests that it not be required to make this particular disclosure.

February 19, 2010

(2)           The Company does not believe the disclosures identified in the final clause of Item 7 are required for the following reason:

The Company engaged GPKM as its independent registered public accounting firm for the fiscal year ending December 31, 2009.  Inasmuch as GPKM had been the Company’s independent registered public accounting firm since March 12, 2008, and undertook and completed the review for both the first and second quarters of 2009, the Company and its Board did not perceive the formal engagement of GPKM on August 12, 2009 as the engagement of a new firm to act as its independent registered public accounting firm and therefore did not file a separate report on Form 8-K to that effect.  GPKM has been the independent registered public accounting firm for the Company for all financial reports covered by paragraph (a)(2) of Item 304 of Regulation S-K and therefore the Company believes that the provisions of Item 304 (a)(2) and the disclosures contemplated by that paragraph are not required.  However, the Company notes that GPKM’s views are expressed in the draft 8-K/A.  It has also requested GPKM to furnish the letter described in the seventh item.

(3)           In reference to the 8th item, the Company has furnished a copy of the draft 8-K/A to Deloitte-Touche Tohmatsu CPA Ltd. and requested them to furnish the letter described in this item.  Deloitte has indicated their willingness to do so.  We will file this letter as soon as it is received or, if it is received prior to filing of the 8-K/A, as an exhibit to that filing.

Comment 2.
We understand that you restated previously issued financial statements for the fourth and fifth accounting issues disclosed in the filing pursuant to Item 304(a)(1)(iv) of Regulation S-K.  Please tell us in more detail how you resolved the other three accounting issues and why your accounting for each matter complies with GAAP citing relevant authoritative literature.  Please also tell us why you believe that you are not required to provide the disclosures required by Item 304(b) of Regulation S-K.  Otherwise provide the required disclosures.  In any event, please tell us the effects on your interim and annual financial statements had you followed the accounting that Deloitte apparently would have concluded was required.

Response:

The resolution of the three accounting issues not resolved by the Company’s restatement are set forth in the draft 8-K/A included in these responses to the comment letter.  It is the Company’s understanding that the decisions reached with respect to these three issues are driven by the facts and circumstances of each situation as much as by the accounting literature.  The Company believes that the disclosure required by Item 304(b) of Regulation S-K is not required because there were neither any disagreements nor reportable events as described in paragraphs (a)(1)(iv) or (a)(1)(v), respectively, of Item 304.  Nevertheless, the Company believes that its disclosure in the draft 8-K/A with respect to these issues, provides an adequate framework for understanding the effect on the financial statements had the other possible treatments under consideration been applied.

February 19, 2010

Comment 3.
We note that the representations requested in connection with the response to our comment letter dated August 20, 2009 were provided by your legal counsel on page 4 of your response letter dated January 6, 2010.  Please provide the requested representations from a duly authorized representative of China Recycling Energy Corporation.

Response:

The requested representations are included in a letter from the Company signed by its Chief Financial Officer.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. James Thornton at (404) 527-8118.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

cc:	Tony Peng, CFO, China Recycling Energy Corp.
Jeffrey Li, Esq.
James L. Thornton, Esq.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K/A
(Amendment No. 1)
CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):

May 11, 2009

CHINA RECYCLING ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	000-12536	90-0093373
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

0000721693	4911-Electric Services	06628887
(Central Index Key)	(Standard Industrial Classification)	(Film Number)

Suite 909, Tower B
Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi An City, Shan Xi Province
China 710068
 (Address of principal executive offices, including zip code)

(011) 86-29-8769-1097
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐        Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐        Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐        Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐        Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01	Changes in Registrant's Certifying Accountant.

This 8-K/A is filed to amend previous Forms 8-K as follows:  the disclosures in Item 4.01 of Form 8-K filed on May 11, 2009, the disclosures in Item 8.01 of Form 8-K filed August 11, 2009 and the disclosures in Item 4.01 of Form 8-K filed on August 18, 2009.  All of these disclosures concerned the plan of China Recycling Energy Corporation (the “Company”) to change its independent registered public accounting firm from Goldman Parks Kurland Mohidin, LLP (“GPKM”) to Deloitte-Touche Tohmatsu CPA Ltd. (“Deloitte”) for the fiscal year ended December 31, 2009, and events which occurred that changed that plan and resulted in the Company’s ultimate decision to continue its relationship with GPKM as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009.  The Company is filing this 8-K/A to clarify and amplify those disclosures and, to the extent that the information contained in this Form 8-K/A differs from that disclosed in the above-referenced Forms 8-K, the information in this Form 8-K supercedes the prior information.

The Company had decided to replace GPKM as its principal independent registered  public accounting firm with Deloitte.  To execute this decision, the Company engaged Deloitte on May 5, 2009 and in carrying out its plan requested Deloitte to provide the requisite review of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009.  The Board action taken on May 5, 2009 included the dismissal of GPKM and the Company and its Board contemplated that GPKM would review the report on Form 10-Q for the quarter ended March 31, 2009 and be available to Deloitte for discussion and explanation as needed.

Once the Company determined that, because its discussions with Deloitte and GPKM were on-going, it could not file timely its quarterly report on Form 10-Q for the quarter ended June 30, 2009, the Company decided to use the services of GPKM for the review of that Form 10-Q and to delay the beginning of the Deloitte engagement until after filing the second quarter 10-Q.  On August 11, 2009 the Company filed an 8-K to that effect under Item 8.01.  In correspondence dated August 12, 2009, Deloitte indicated that it considered the use of GPKM as the Company’s independent registered public accounting firm through the review and filing of the June 30, 2009 10-Q to be “inconsistent with the engagement letter of May 5, 2009,” and, therefore, Deloitte concluded that it had been dismissed.  Deloitte also forwarded to the Company (copy to the PCAOB Letter File, Office of the Chief Accountant, Securities and Exchange Commission) a letter dated August 12, 2009 informing the Company that “the client-auditor relationship…has ceased.”  Upon the receipt of this letter,  the Company decided to reaffirm its relationship with GPKM for reporting purpose on August 12, 2009. The Board approved the decision to accept Deloitte’s interpretation and to reaffirm the relationship with GPKM and, on August 13, 2009, formalized this decision by formally engaging GPKM as independent auditors for the fiscal year ending December 31, 2009.

In its August 12 correspondence with the Company, Deloitte reminded the Company that “situations that represent disagreements with former independent auditors” must be discussed in the 8-K filed to reflect the dismissal of an auditor and that “certain reportable events are required to be disclosed.”  Deloitte did identify five topics which Deloitte described as “potential misstatements that we were discussing with respect to the Company’s 10-K’s for the years ended December 31, 2007 and 2008 in respect to prior accounting for revenue recognition, issuance of convertible notes and stock-based compensation.”   The Company reported these topics as disagreements in Item 4.01 of the Form 8-K filed on August 18, 2009.  In any event, these issues had not been resolved to the satisfaction of either the Company or Deloitte at the time Deloitte concluded it had been dismissed.

These topics had been the subject of ongoing discussions between the Company, Deloitte and GPKM and remained such on August 12, 2009, and the Company’s expectation, until receipt of the Deloitte correspondence, was that these discussions would continue until agreement had been reached and whatever restatement, if any, was required was prepared and filed.  In the correspondence referenced above, Deloitte indicated that it believed “the Company has a complete understanding of the potential misstatements that we were discussing … [the remainder as quoted above] … Those discussions were not brought to resolution by the date of our dismissal.”

The Company and GPKM continued their review after August 12, 2009, and on August 19, 2009 filed an 8-K under Item 4.02 of that form indicating that a restatement was being prepared.  The restatement was filed on September 28, 2009.

The topics were still under discussion at the time of the Company’s decision to use GPKM as its independent registered public accounting firm through the period of the second quarter ending June 30, 2009.  Each of these items was identified in the Form 8-K filed on August 18, 2009.  Each was discussed by the Board of Directors of the Company and an outside director of the Company, Nicholas Shao discussed these matters with Deloitte.  Each was also a matter of discussion with GPKM, which is both the predecessor and successor accounting firm.  These discussions with both firms continued throughout the period of May 5, 2009 to August 12, 2009.

2

The following are the accounting issues identified by Deloitte and the views of the Company and GPKM:

1.           2007 sales-type leases:

In 2007, the Company entered into two leases with separate customers each in respect of an energy recycling system. The Company classified these leases as sales-type leases. For a sales-type lease, according to the lease accounting guidance under U.S. GAAP, the fair value of the leased item would be recorded as revenue upon the inception of lease and the difference between the fair value of the system and the amount to be received from lessee is recorded as interest income over the lease term. The Company determined the fair value of the system to be the cost incurred to build the system plus a 30% margin. This resulted in an implicit interest rate of 12.9% for one lease and 37.3% for the other. The Company had no prior transactions involving the outright sale of such systems. Deloitte requested the Company to provide supporting evidence for its estimate of the revenue and the subsequent amounts classified as lease interest income.

The Company notes that its use of a 30% margin to record the sales revenue was based on the average gross profit rate of some public companies engaged in a similar industry in similar markets. The Company did consider whether it would instead be appropriate to determine the fair value of the equipment sale by determining an appropriate interest rate to be applied as a discount rate to the stream of cash to be received under the leases.  The Company believed that the use of a set discount rate would result in big variances in gross margin at the time of sale in the different sales-type leases which the Company believes could not fairly reflect a reasonable profit had the systems been sold for cash.  The Company’s view and GPKM’s view are reflected in the Company’s financial statements.

2.           2008 sales-type lease:

In 2008, the Company entered into another lease with another customer for an energy recycling system project and also accounted for it as sales-type lease. However, pursuant to the agreement, the monthly fee paid to the Company was contingent upon the amount of electricity generated by the system. Deloitte therefore understood there were no minimum lease payments as such and that the amount of lease income took the form of contingent rentals. Staff Accounting Bulletin Topic 13, “Revenue Recognition” Section 4.c. “Contingent Rental Income” states that the contingent income from leases should be recognized in each period as the contingency is resolved.

The amendment to the agreement made on August 12, 2009 clarified the minimum guarantee and the executory costs, which had also been a part of the discussion, were outsourced. The Company’s view and GPKM’s view, that the agreement in question should be treated as a sales-type lease, are reflected in the Company’s financial statements.  Further, the amendment was only a ministerial act.  In addition, the Company subsequently outsourced the executor costs to a third party at a price similar to the Company’s estimate of such costs.

3.           Volatility assumption used for November 2007 stock option awards to establish grant date fair value:

In November 2007, the Company issued 3,000,000 stock options to eligible employees under its 2007 stock award plan. Deloitte noted that the Company had determined to use a volatility assumption of 100% although that assumption appeared to have no appropriate support.

The Company employed an evaluation firm to evaluate the volatility and found out that the results developed by the evaluation firm employed to determine the volatility assumption suggested a lower volatility assumption than was appropriate and produced values that did not comport with historical stock prices.  The Company continued to use the 100% volatility assumption which had previously been employed due to the lack of history with respect to the subject.  The Company’s view and GPKM’s view, that the Company’s use of the 100% volatility  assumption is appropriate, are reflected in the Company’s financial statements.

3

4.           Cancellation and subsequent reissuance of stock option awards:

In June 2008, the Company cancelled all the stock options issued in November 2007 and in August 2008, stock options with a lower exercise price were granted. The Company accounted for the grant in August 2008 as a separate grant unrelated to the cancelled options. However, it did not at that time recognize the unrecognized stock-based compensation of the cancelled options as an expense. According to the accounting guidance of share-based payment under U.S. GAAP, if the Company had no intention to replace the cancelled options, the unrecognized stock-based compensation would be expensed on the date of cancellation; or if the Company offered to the employees a replacement grant within a reasonably short period (i.e. six months), the cancellation of the original grant and the award of the new grant would be accounted for as a modification of stock awards. Deloitte noted that the Company applied neither.

In addition, the Company classified the new grant in August 2008 as a liability award rather than an equity award based on the fact that the exercise price of the stock options was denominated in US$, which is not the Company’s functional currency (Renminbi).  Deloitte believed that the award should have been classified as an equity award.

The reissuance was treated as a modification in the restatement filed by the Company on September 28, 2009.  The restatement reflects the view of the Company and also reflects the view of GPKM.

5.           Conversion feature of convertible note:

In 2007, the Company entered into an agreement (“first note agreement”) and issued an instrument to investors with the following features:

a.           A convertible note with principal amount of $5 million at annual interest rate of 10% (the “first note”)

b.           When certain conditions were met, the Company would issue to the investors  4 million shares at $1.23/share and the investors were obligated to subscribe (“the equity forward’).

c.           When certain conditions were met, the Company would issue to the investors a convertible note with principal amount of $15 million at annual interest rate of 5% and the investors were obligated  to buy the note on those terms (“the note forward”).

In April 2008, the Company amended the first note agreement (“the amendment”) for the following:

a.           The conversion of the first note became mandatory upon the amendment.

b.           The conditions that were required for the settlement of the equity forward which had not then been met were waived by the amendment and the shares under the equity forward were purchased by the investors at the price of $1.23/share.

c.           The note forward was cancelled and the Company issued to the investors a second convertible note in principal amount of $5 million at annual interest rate of 5%.

d.           The Company issued to the investors an option to purchase a third convertible note in principal amount of $10 million at annual interest rate of 5%.

4

The Company accounted for the first note as a liability accounted for at amortized cost. In addition, it believed that there was a beneficial conversion feature amounting to $5 million which it deducted from the initial carrying value of the loan and credited to additional paid-in capital.

The Company accounted for the amendment as a conversion pursuant to the original terms of the first note and the issuance of a new convertible note.

Deloitte believed that if the substance of the amendment was indeed a conversion pursuant to the original terms (a matter on which Deloitte had not concluded at the time of Deloitte’s dismissal), the unamortized amount of the beneficial conversion feature of $3.7 million recorded by the Company should have been expensed immediately pursuant to accounting literature relating to convertible securities with beneficial conversion features under U.S. GAAP. Instead, the Company had eliminated the unamortized discount against additional paid-in capital.

The restatement filed by the Company on September 28, 2009 reflects the Company’s view and the view of GPKM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

China Recycling Energy Corporation

Date: February 19, 2010	/s/ Xinyu Peng
Xinyu Peng
Chief Financial Officer

5

China Recycling Energy Corporation

February 19, 2010

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn: Ta Tanisha Meadows, Staff Accountant

Re:	China Recycling Energy Corporation
Item 4.01 Form 8-K Filed August 18, 2009 File No. 0-12536

Ladies and Gentlemen:

As requested in your comment letter dated January 13, 2010, China Recycling Energy Corporation acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Xinyu Peng
Xinyu Peng,
Chief Financial Officer and Secretary

cc:	Thomas Wardell, Esq.
Jeffrey Li, Esq.